SECURITIE
V

10025977
N

OMB APPROVAL
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51023

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____01/01/09____ AND ENDING____12/31/09____
_____MM/DD/YY_____MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
 Fenwick Securities, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
_____
FIRM I.D. NO.

 5217 Lovers Lane
_____
(No. and Street)

Kalamazoo	MI	49002
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
 Eric Arnold, President   (269) 382-5280
_____
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

 Seber Tans, PLC
_____
(Name – *if individual, state last, first, middle name*)

555 W. Crosstown Parkway, Ste. 304	Kalamazoo	MI	49008
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 1 6 2010
BRANCH OF REGISTRATIONS AND
03 EXAMINATIONS

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____Eric Arnold_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Fenwick Securities, Inc._____ , as of __December 31_____, 20_09___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

President
_____
Title

_____
Notary Public

> Valeria J. Wilkinson, Notary Public
> State of Michigan, County of Kalamazoo
> My Commission Expires 12/9/2011
> Acting in the County of Kalamazoo

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FENWICK SECURITIES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

For the Years Ended December 31, 2009 and 2008

TABLE OF CONTENTS



INDEPENDENT AUDITORS' REPORT

Board of Directors
Fenwick Securities, Inc.

We have audited the accompanying statements of financial condition of Fenwick Securities, Inc. (the Company) as of December 31, 2009 and 2008, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fenwick Securities, Inc. as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I on page eight is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Seber Tans, PLC

Seber Tans, PLC
Kalamazoo, Michigan

January 30, 2010

FENWICK SECURITIES, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2009 and 2008

	2009	2008
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 8,773	$ 8,805
Commission receivable	---	12
Total Current Assets	8,773	8,817
OTHER ASSETS		
FINRA deposits	227	302
TOTAL ASSETS	$ 9,000	$ 9,119
STOCKHOLDER'S EQUITY		
STOCKHOLDER'S EQUITY		
Common stock - $1 stated value:		
60,000 shares authorized		
50 shares issued and outstanding	$ 50	$ 50
Paid-in capital	11,157	11,157
Accumulated deficit	(2,207)	(2,088)
TOTAL STOCKHOLDER'S EQUITY	$ 9,000	$ 9,119

See Accompanying Notes to the Financial Statements

FENWICK SECURITIES, INC.
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2009 and 2008

	2009	2008
REVENUE		
Commissions	$ 66,300	$ 107,889
Other income	---	---
Interest income	23	132
TOTAL REVENUE	66,323	108,021
OPERATING EXPENSES		
Commissions	35,098	50,840
Management fees	27,000	48,000
Professional fees	2,420	5,325
Fees	1,540	2,160
Bond	364	364
Bank charges	20	25
Other expenses	---	1,430
TOTAL OPERATING EXPENSES	66,442	108,144
NET LOSS	$ (119)	$ (123)

See Accompanying Notes to the Financial Statements

FENWICK SECURITIES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
For the Years Ended December 31, 2009 and 2008

| | Capital Stock | | Paid-In | Accumulated | Total Stockholder's |
	Shares	Amount	Capital	Deficit	Equity
January 1, 2008	50	$ 50	11,157	$ (1,965)	$ 9,242
Net loss	---	---	---	(123)	(123)
December 31, 2008	50	$ 50	$ 11,157	$ (2,088)	$ 9,119
Net loss	---	---	---	(119)	(119)
December 31, 2009	**50**	**$ 50**	**$ 11,157**	**$ (2,207)**	**$ 9,000**

See Accompanying Notes to the Financial Statements

FENWICK SECURITIES, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2009 and 2008

	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (119)	$ (123)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Decrease (increase) in:		
Commissions receivable	12	(12)
Deposits	75	(40)
NET CASH USED IN OPERATING ACTIVITIES	(32)	(175)
Cash at beginning of year	8,805	8,980
CASH AT END OF YEAR	$ 8,773	$ 8,805

See Accompanying Notes to the Financial Statements

NOTE A – Summary of Significant Accounting Policies

Business Activity

Fenwick Securities, Inc. is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company is a Michigan corporation that is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including agency transactions and investment advisory services. Its customers are located primarily in Southwest Michigan.

Commissions

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Cash Equivalents

For purposes of the statements of cash flows, cash is defined as cash in checking, savings, and money market accounts.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Income Taxes

In June 2006, the FASB issued interpretation No. 48 (FIN 48) Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109 (SFAS 109). This interpretation clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with SFAS 109, Accounting for Income Taxes. FIN 48 details how companies should recognize, measure, present and disclose uncertain tax positions that have been or are expected to be taken. As such, financial statements will reflect expected future tax consequences of uncertain tax positions presuming the taxing authorities' full knowledge of the position and all relevant facts. FIN 48 will not have a material impact on the financial statements of the Company.

NOTE B – **Concentration of Credit Risk**

The Company is engaged in various brokerage activities whose counterparties primarily include mutual fund companies, insurance companies, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company sells its products to various customers located near its principal office, primarily within the Southwest portion of Michigan.

NOTE C – **Related Party Transactions**

The Company has an annual agreement to share office space and certain administrative expenses with other entities under common control. The Company's share of such costs is included in operating expenses as management fees, professional fees and software totaled $27,000 and $52,656 during the years ended December 31, 2009 and 2008, respectively.

NOTE D – **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company had net capital of $8,773 and $8,805 at December 31, 2009 and 2008, respectively, which was $3,773 and $3,817 in excess of its required net capital at December 31, 2009 and 2008, respectively. The Company had aggregate indebtedness of zero at December 31, 2009 and 2008.

NOTE E – **Cash Flow Information**

The Company paid no interest or income taxes during the years ended December 31, 2009 and 2008.

NOTE F – **Subsequent Events**

Management has evaluated subsequent events through January 30, 2010, the date on which the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION REQUIRED BY SEC RULE 17a-5

COMPUTATION OF NET CAPITAL

Total stockholder's equity qualified for net capital	$	9,000
Deductions and/or charges:		
Total nonallowable assets		(227)
NET CAPITAL	$	8,773

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of aggregate indebtedness)	$	---
Minimum dollar net capital requirement for broker or dealer	$	5,000
Net capital requirement	$	5,000
Excess net capital	$	3,773
Excess net capital at 1,000%, as defined	$	8,773

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

Total aggregate indebtedness	$	---
Ratio of aggregate indebtedness to net capital		---

At December 31, 2009, there was no material difference between audited net capital above and net capital as reported in the Company's Part II (unaudited) FOCUS report. As a result, no reconciliation has been presented.

The Company claims exemption under section k(1), *Limited Business* (mutual funds and/or variable annuities only). As a result, schedules II, III and IV, required under rule 15c3-3 of the Securities and Exchange Commission, have not been presented.



SEBER TANS, PLC
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL
CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER
CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
Fenwick Securities, Inc.

In planning and performing our audit of the financial statements of Fenwick Securities, Inc. (the Company) as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, the SEC, management, the SEC, FINRA and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Seber Tans, PLC

Seber Tans, PLC
Kalamazoo, Michigan

January 30, 2010

SEBER TANS, PLC

CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

Member of CPA Associates International, Inc.